Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Earnings:
Income (loss) before income taxes	$1,623	$14,946	$(10,364)	$(18,148)	$17,227
Fixed charges, as calculated below	2,279	2,228	2,363	2,035	1,395
Amortization of capitalized interest	705	684	625	530	474
Less capitalized interest	(1,124)	(774)	(1,076)	(1,209)	(146)
Total earnings	$3,483	$17,084	$(8,452)	$(16,792)	$18,949

Computation of fixed charges:
Interest expense	826	1,024	987	609	958
Capitalized interest	1,124	774	1,076	1,209	146
Interest component of rent expense(1)	329	430	300	217	291
Total fixed charges	$2,279	$2,228	$2,363	$2,035	$1,395

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	1.53	7.67	N/A	N/A	13.59
Deficiency of earnings to combined fixed charges and preferred stock dividends(3)	—	—	$(10,815)	$(18,827)	—

(1)	Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.
(2)	For periods in which there is a deficiency of earnings available to cover combined fixed charges and preferred stock dividends, the ratio information is not applicable.
(3)	We have not paid any dividends on preferred stock and no preferred stock was outstanding for any of the periods presented.